February 8, 2013

Via EDGAR

Attention: Alexandra Ledbetter & Laura Nicholson

Staff Attorneys

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Armada Oil, Inc. Private Debt Offering and Filing of Registration Statement on Form S-4

Dear Ms. Ledbetter and Ms. Nicholson,

We serve as counsel to Armada Oil, Inc. (the “Company”) in connection with the above matter and refer to our telephonic conversations of January 8, 2013, January 10, 2013, January 11, 2013 and January 16, 2013.

On the January 8, 2013, we had a telephonic conversation with Ms. Ledbetter during which we requested the Securities and Exchange Commission’s (the “Commission”) guidance as it relates to an issuer conducting a private placement at the same time said issuer has filed a registration statement. Specifically, we noted that although the Company had filed a registration statement on Form S-4 on November 29, 2012 (the “Form S-4”), for the registration of shares of the Company’s common stock to be issued to Mesa Energy Holdings, Inc. (“Mesa”), and thereafter distributed by Mesa to its shareholders, for the Company’s acquisition of substantially all of Mesa’s assets, on or about January 7, 2013, the Company informed us of its desire to conduct a private placement through the issuance of debt securities with warrant coverage (the “Private Placement”).

We requested the Staff’s guidance as to whether an integration issue existed if the Company undertook the Private Placement prior to the Form S-4 being declared effective.1 Ms. Ledbetter indicated that she would further discuss the matter with other members of the Staff and would contact us once she had additional guidance.

An additional telephonic conversation took place on January 10, 2013, during which Ms. Ledbetter advised us that she was still obtaining the final approval of her analysis from other members of the Staff and would contact us once she had obtained such approval.

1 Rule 502(a) of the Securities Act defines Integration as: “All sales that are part of the same Regulation D offering must meet all of the terms and conditions of Regulation D. Offers and sales that are made more than six months before the start of a Regulation D offering or are made more than six months after completion of a Regulation D offering will not be considered part of that Regulation D offering, so long as during those six month periods there are no offers or sales of securities by or for the issuer that are of the same or a similar class as those offered or sold under Regulation D, other than those offers or sales of securities under an employee benefit plan as defined in rule 405 under the Act.”

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

On January 11, 2013, both Ms. Ledbetter and Ms. Nicholson contacted us and stated that the potential for integration of the private and public offerings were not of concern, but that we should provide an analysis, via EDGAR correspondence, as to why, notwithstanding the filing of the Form S-4, the Company is of the opinion that the Private Placement is a permissible exempted transaction pursuant to Section 4(2) (“Section 4(2)”) of the Securities Act of 1933, as amended (the “Securities Act”). Specifically, Ms. Ledbetter indicated that the analysis should explain why the Private Placement does not run afoul of Section 4(2)’s proscription against general solicitation.

On or about January 16, 2013, we contacted Ms. Ledbetter to inform her that the Company had decided to forego the Private Placement, as Mesa had responded to the comment letter it had received regarding its preliminary proxy statement (the “Proxy Statement”) by filing an amendment to the Proxy Statement on January 9, 2013. Each of the Company and Mesa anticipated that the Commission would review the Proxy Statement and Form S-4, and the Company and Mesa could consummate the transactions contemplated by those documents, in a timely manner, thereby obviating the Company’s need to conduct the Private Placement at this time.

On February 6, 2013, four weeks after Mesa amended the Proxy Statement, the Company and Mesa each received an additional comment letter regarding the Form S-4 and Proxy Statement, respectively, requesting the Company and Mesa to further amend the Form S-4 and Proxy Statement.

Due to the length of time that it has taken for the Commission to review each of the Form S-4 and Proxy Statement, and the anticipated time that it will take for each of Mesa to address the Staff’s further comments, the Company now finds itself in a position where it must conduct the Private Placement in order to timely meet its ongoing financial commitments. Accordingly, this correspondence, as initially requested by Ms. Ledbetter, is intended serve as the Company’s analysis as to why the Private Placement does not run afoul of Section 4(2)’s proscription against general solicitation.

General Solicitation

Under the Securities Act, any offer to sell securities must either be registered with the Commission or meet an exemption from the registration requirements. Section 4(2) of the Securities Act provides for an exemption from registration for a “transaction not involving any public offering” (emphasis added). Although Section 4(2) does not define what constitutes a “public offering,” Rule 506 of Regulation D, as promulgated under the Securities Act (“Regulation D”) is considered a “safe harbor” for the private offering exemption of Section 4(2) of the Securities Act. Regulation D contains three rules providing exemptions from the registration requirements, as well as certain definitions and limitations on its use. In order for an issuer rely on an exemption from the registration requirements for the sale of its securities, such issuer must satisfy certain standards, including not using general solicitation or advertising to market those securities. Specifically, Rule 502(c) prohibits:

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

1.	“any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television and radio; and

2.	any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.”

However, “general solicitation” or “general advertising” are undefined in the statutes or rules. Instead, the Commission takes a case by case approach.2

In no action letters issued by the Commission, the Commission has stressed the importance of the existence and substance of a “pre-existing relationship” with potential investors as a key indicator of determining if a communication is a “general solicitation” or constitutes “general advertising.” According to the Commission, the presence of a pre-existing relationship between an issuer and a potential investor is strong evidence that general solicitation or general advertisement has not occurred.3

While the Commission has asserted that “[a] prior relationship is [not] the only way to show the absence of general solicitation,”4 the Commission has not issued any guidance, either through telephone interpretations or Compliance and Disclosure Interpretations, illustrating any other way to avoid a general solicitation. Accordingly, this correspondence will focus on the pre-existing relationships between the Company and the potential investors in the Private Placement.

Pre-Existing Relationship

The substantive aspect of the issuer-investor relationship focuses on the potential investor’s financial sophistication and ability to evaluate the risks and merits of the proposed offering. The issuer must be able to demonstrate that the potential investor was sufficiently sophisticated in financial matters to participate in the private offering. Targeting accredited investors exclusively would satisfy this “substantive” requirement because accredited investors, as defined by the Securities Act, are presumed to be financially sophisticated.5

2 See Commission Release No. 33-4552, “Whether a transaction is one not involving any public offering is essentially a question of fact and necessitates a consideration of all surrounding circumstances, including such factors as the relationship between the offerees and the issuer, the nature, scope, size, type and manner of the offering.”

3 See Division of Corporation Finance interpretive letters Woodtrails - Seattle, Ltd. (Aug. 9, 1982) (providing that no general solicitation exists when an issuer or any person acting on its behalf made offers to investors in prior limited partnerships sponsored by the general partner of the issuer); E.F. Hutton Co. (Dec. 3, 1985) (providing that no general solicitation exists when an offer is made to customers of a broker-dealer because of the broker's pre-existing, substantive relationship with its customers; further, providing that the requisite relationship could be established through a questionnaire providing the broker-dealer with sufficient information to evaluate the offeree’s sophistication and financial situation). See also Division of Corporation Finance interpretive letters H.B. Shaine & Co., Inc. (May 1, 1987); Bateman Eichler, Hill Richards, Inc. (Dec. 3, 1985).

4 See Securities Act Release No. 33-6825 (Mar. 15, 1989).

5 See Rule 501(a); see also H.B. Shaine & Co., Inc., 1987 SEC No-Act. LEXIS 2004 (May 1, 1987). A “substantive” relationship may be created by a “satisfactory response by a prospective offeree to a questionnaire that provides…sufficient information to evaluate the respondent’s sophistication and financial situation.”

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

The potential investor’s sophistication alone, however, is not sufficient to prevent application of the prohibition against general solicitation.6 The relationship must also satisfy the requirement that it be “pre-existing.” A relationship is pre-existing if it existed for some duration prior to the current private offering.7 A pre-existing relationship most likely exists with potential investors with whom the issuer has a business relationship that allows the issuer to reasonably be sure the potential investor is sufficiently sophisticated in financial matters to participate in the offering. Furthermore, a pre-existing relationship clearly exists with investors who have participated in previous offerings made by the issuer.8

Although the Commission has not issued any final rules or regulations to address the manner in which an issuer may create a substantial and pre-existing relationship, the Commission has issued no-action letters which provide guidance as to how a broker-dealer may develop a substantive and pre-existing relationship with potential investors where one does not currently exist.9 These no-action letters demonstrate that a substantive and pre-existing relationship may be developed through the use of a suitability questionnaire designed to ascertain the financial sophistication of potential investors as long as there is a “cooling-off” period between the time of the questionnaire and the private offering. In other words, a questionnaire may be used to establish the substantive aspect of the relationship, and a cooling-off period that allows the potential investor to participate only in offerings that are to be in the future establishes the relationship to be pre-existing.

There are two key points to ensuring that a questionnaire creates a substantive relationship. First, the questionnaire must be sufficiently detailed to properly determine the potential investor’s level of sophistication in financial matters and financial circumstances. In other words, the questionnaire must be sufficient for the broker-dealer to determine the potential investor’s ability to evaluate the risks and merits of the private offering and that the potential investor’s financial condition is adequate.10 Second, the questionnaire process must be timed in a way that allows the relationship to be pre-existing to any offering. In other words, the questionnaire process must allow, “that sufficient time will have elapsed between a respondent’s completion of the questionnaire and the completion or inception of any particular offering.”11

6 See Interpretive Release on Regulation D, Securities Act Release No. 33-6455, 17 C.F.R. Pt. 231, 1983 SEC LEXIS 2288 (March 3, 1983), Q. 60, (“The mere fact that a solicitation is directed only to accredited investors will not mean that the solicitation is in compliance with Rule 502(c).”).

7 See E.F. Hutton & Co., 1985 SEC No-Act. LEXIS 2917 (Dec. 3, 1985).

8 For example, there is no general solicitation where a general partner that has sponsored previous limited partnerships contacts investors in such previous limited partnerships to invest in a new limited partnership, provided the general partner believes that each investor is capable of evaluating the merits and risks of the investment, see Woodtrails-Seattle, Ltd.

9 See e.g., E.F. Hutton & Co.; Bateman Eichler, Hill Richards, Inc., 1985 SEC No-Act. LEXIS 2918 (Dec. 3, 1985); H.B. Shaine & Co., Inc.; and IPONET, 1996 SEC No-Act. LEXIS 642 (July 26, 1996).

10 See Bateman Eichler, Hill Richards, Inc., 1985 SEC No-Act. LEXIS 2918 (Dec. 3, 1985).

11 H.B. Shaine & Co., Inc.; and IPONET, 1996 SEC No-Act. LEXIS 642 (July 26, 1996).

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

A broker-dealer cannot establish a quick relationship with a potential investor immediately before commencing a private offering in a specific attempt to circumvent the rule. Such relationships can, however, be developed in anticipation of some future offering so long as such offerings were not initiated or under consideration during this pre-qualification review. In its no-action letter to E.F. Hutton & Co., the Commission stated:

“[I]t is important that there be sufficient time between establishment of the relationship and an offer so that the offer is not considered made by general solicitation or advertising. In the [Commission]’s view, if the relationship was established prior to the time [the broker/dealer or issuer] began participating in the Regulation D offering, an offer could be made to the person with whom the relationship was established without violating Rule 502(c).”12

The Commission has previously objected to a one week waiting period,13 but has not objected to a 30-day waiting period.14

While the above questionnaire procedures were approved solely in the context of licensed broker-dealers, one may infer from the Commission’s position in these no-action letters that if a substantive and pre-existing relationship existed between an issuer and investors then the issuer may contact those investors regarding a private offering even when the issuer has a concurrent public offering taking place without fear of offending the prohibition against “general solicitation.”

12 E.F. Hutton & Co., 1985 SEC No-Act. LEXIS 2917 (Dec. 3, 1985).

13 See S.E.C v. Credit First Fund, LP, 2006 U.S. Dist LEXIS 96697 (C.D.Cal 2006), a court has held that a one-week period between an initial “cold call” and following up on the call with a securities offering is not sufficient to establish a relationship.

14 See Lamp Techs., Inc., 1997 SEC No-Act. LEXIS 638 (May 29, 1997).

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

Moreover, in its Compliance and Disclosure Interpretations,15 the Commission has stated that:

“The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.

“Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” (emphasis added)

Analysis

It is worth noting that approximately 2 ½ months have lapsed since the Company first filed the Form S-4 and that the only reason that the Company is now seeking to conduct the Private Placement is so that it can meet its ongoing financial obligations that it has incurred while awaiting the Commission to declare the S-4 effective.

Based upon our conversations with the Company, we have been informed that the Private Placement is being conducted on a limited basis to fund the Company’s ongoing operations. The individuals whom the Company intends to contact regarding the Private Placement are all accredited investors who have (i) previously invested in the Company , including current officers and directors of the Company, and/or (ii) substantial business or personal relationships with the Company’s officers and directors that significantly predate the Company’s filing of the Form S-4.

Additionally, to ensure compliance with Securities Act Rule 502(c), the Company will not make any offer for the Private Placement through the use of general solicitation or general advertising, but will contact each of the potential investors individually using the information the Company already has in its possession from previous investments made in the Company by those individuals. The Company filed the Form S-4 in order to consummate the proposed business transaction with Mesa and, as required by Commission rules, the Form S-4 is available to the public on the Commission’s website. The Company, however, does not intend for the Form S-4 to be used as a means of soliciting investors in the Private Placement.

15 See the Commission’s C&DI s Securities Act Sections Question 139.25, available at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

February 8, 2013

Accordingly, given the Company’s long-standing pre-existing relationships with the potential investors in the Private Placement, the fact that the Company will limit the manner of its offering in the Private Placement in compliance with Rule 502(c) and the fact that nearly 2 ½ months have passed since the Company first filed the Form S-4, we are of the opinion that the Form S-4 has not served as a general solicitation for the Private Placement and the exemption from the registration requirements afforded by Section 4(2) is still available to the Company.

Given the urgency of this matter, we respectfully request that the Division of Corporation Finance confirm to us at the earliest practicable date that, subject to the Company conducting the Private Placement in a manner consistent with the exemption from the registration requirement afforded by Section 4(2), or such other exemptions as the Company may rely upon, it will not recommend that the Commission take any enforcement action should the Company conduct the Private Placement.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio

Joseph Sierchio

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com